One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com _______________________________
NICHOLAS S. DI LORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8364 Fax

August 3, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. David L. Orlic

Re:

William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 140 under the Securities Act of 1933 and Amendment

No. 141 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

Dear Mr. Orlic:

This letter responds to the comments you provided to Robert Toner and David Cihak, each of William Blair Investment Management, LLC (“Adviser”), and me in a telephonic discussion on July 13, 2021 with respect to your review of Post-Effective Amendment No. 140 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 28, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering an unlimited number of shares of beneficial interest of the William Blair China Growth Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment 1.    Please file your responses via the EDGAR portal at least five business days prior to the effectiveness date (the “Effectiveness Date”) of the Fund’s definitive registration statement on Form N-1A filed pursuant to Rule 485(b) (“485(b) Filing”).

Response 1.    The Registrant confirms that its responses will be filed via EDGAR at least five business days prior to the Effectiveness Date of the 485(b) Filing.

Comment 2.    The SEC staff notes that a footnote to the Fund’s Annual Fund Operating Expenses table indicates that the Adviser “is entitled to recoupment of previously waived fees and reimbursed expenses for a period of three years subsequent to the Fund’s commencement of operations” under certain conditions.

August 3, 2021 Page 2

Please supplementally confirm or clarify that the Adviser is not entitled to recoupment subsequent to the three year anniversary of the Effectiveness Date.

Response 2.    The Registrant confirms that, consistent with the Fund’s Expense Limitation Agreement, the Adviser is not entitled to recoupment subsequent to the three year anniversary of the Effectiveness Date.

Comment 3.    The “Investment Objective and Strategies” sub-section of the “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE AND STRATEGIES” section of the Prospectus states that “For the avoidance of doubt, in appropriate circumstances, synthetic instruments, such as derivatives, and other investment companies may count toward the Fund’s 80% investment policy if those instruments have economic characteristics similar to the other investments included in the 80% policy.” Please confirm supplementally that derivatives will be marked-to-market for purposes of determining compliance with the Fund’s 80% policy.

Response 3.    The Registrant confirms that the Fund will value a derivative instrument based upon its market value for purposes of the Fund’s 80% investment policy. The Registrant notes that the Fund is not currently expected to make significant use of derivatives instruments generally but that the Fund is expected to invest in short-term “spot” currency-related derivatives in order to execute securities trades in the local currency.

Comment 4.    The “Investment Objective and Strategies” sub-section of the “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE AND STRATEGIES” section of the Prospectus states that the Fund may invest in the securities of other investment companies, including exchange-traded funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 4.    The Registrant confirms that the Fund currently does not expect its acquired fund fees and expenses to exceed 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table.

August 3, 2021 Page 3

Comment 5.    The “Investment Objective and Strategies” sub-section of the “ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE AND STRATEGIES” section of the Prospectus states that the Adviser’s “assessment of current and prospective portfolio holdings typically integrates an analysis of applicable environmental, social and governance (collectively, “ESG”) factors.” Please consider (i) revising the related disclosure under “ESG Investing” to provide examples of the ESG factors utilized and (ii) inserting an ESG-related risk factor if appropriate in light of the Fund’s intended investment strategy.

Response 5. The Registrant confirms that the following will be inserted as the second sentence of the “ESG Investing” disclosure in the “INVESTMENT OBJECTIVE AND STRATEGIES” sub-section of the Prospectus:

“Typically, the ESG factors considered by the Adviser include sustainability risks related to (i) environmental factors such as climate change, natural resources stewardship, and pollution and waste, (ii) social factors such as human capital, customer well-being, supply chain management, and community relations, and (iii) governance factors such as corporate governance and corporate culture.”

The Registrant does not believe that the inclusion of an ESG-related risk factor is appropriate at this time in light of the Fund’s intended investment strategies. Accordingly, the Registrant respectfully declines to make a change in response to this comment.

Comment 6. The first paragraph of the “INVESTMENT POLICIES AND RESTRICTIONS” section of the Statement of Additional Information states that “[a]ll percentage restrictions on investments apply at the time the investment is made and shall not be considered to violate the applicable limitation unless, immediately after or as a result of the investment, a violation of the restriction occurs.” Please clarify in the Statement of Additional Information that this statement does not apply to the Fund’s policy on borrowing.

Response 6. The Registrant will modify the excerpted sentence as follows in response to this comment:

“All percentage restrictions on investments (except with respect to the restriction on borrowing, which is subject to different requirements under the 1940 Act) apply at the time the investment is made and shall not be considered to

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violate the applicable limitation unless, immediately after or as a result of the investment, a violation of the restriction occurs.”

*         *         *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas S. Di Lorenzo

Nicholas S. Di Lorenzo

cc:    Robert Toner, William Blair Funds

      Andrew Pfau, William Blair Funds

      Stephanie A. Capistron, Dechert LLP